SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled "Telecomunicações de São Paulo S.A. - Telesp - Quarterly Results 2006 - January - December" dated on February 23, 2007.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

São Paulo, February 23, 2007

Quarterly Results 2006 January – December

INDEX

QUATERLY RESULTS	2
RESULTS HIGHLIGHTS	2
REVENUES HIGHLIGHTS	6
OPERATING EXPENSES HIGHLIGHTS	9
OTHER HIGHLIGHTS	12
CORPORATE EVENTS	14
DIVIDENDS AND INTERES ON OWN CAPITAL	17
ADDITIONAL NOTES	20
HISTORICAL SUMMARY	22
INCOME STATEMENTS	24
BALANCE SHEET	25
OPERATING DATA	26
TARIFFS	27
LOANS AND FINANCING	28

Results January – December 2006 - TELESP 1

QUARTERLY RESULTS

The income statements of December 31,2006 and 2005 were elaborated in accordance with accounting practices adopted in Brazil and adjusted as the Resolution CVM nº488 and 489/2005 that took effect as of January 1, 2006. Annual informations include balances and transactions of the fully owned subsidiaries A. Telecom S.A. and Telefônica Empresas S.A. which are fully consolidated, and of the subsidiaries Aliança Atlântica Holding B.V., Companhia AIX de Participações and Companhia ACT de Participações consolidated proportionally, in accordance to rules established for the normative CVM 247/96.

As a result of the corporate restructuring of Telefônica Data Brasil Holding S.A. (TDBH) and Telesp, which took place on July 28, 2006, the consolidated number of the Company include the results of the fully owned subsidiary Telefônica Empresas S.A. as of August 2006. The equity balances were fully consolidated on December 31, 2006. The comparative information (December 31, 2005) presented in this document does not include the retroactive inclusion of this operation.

RESULTS HIGHLIGHTS

		January - December
Unaudited consolidated figures in Reais MM	2006	2005	% Var

Net operating revenues 1/	14,643.0	14,395.1	1.7
EBITDA 2/	6,907.7	6,552.3	5.4
EBITDA margin (%)	47.2%	45.5%	1.7 p.p.
Operating income	3,120.6	2,395.5	30.3
Income before income tax and social contribution	3,144.3	2,433.3	29.2
Net income	2,816.2	2,541.9	10.8

Shares outstanding (million)	506.2	493.6	2.6
EPS	5.56	5.15	8.0

Installed Lines (switching - 000)	14,418.6	14,319.6	0.7
Lines in service (000)	12,113.0	12,347.0	(1.9)
Telephone density (per 100 inhab.)	29.9%	30.9%	(1.0) p.p.
Lines in service/employee 3/	1,670	1,744	(4.3)
Network Digitalization (%)	100.0	100.0	0.0 p.p.

1/ The gross operating revenues for the 12M06 amounted to R$20,796.8 million and was R$20,350.9 million in the 12M05. The tax deductions, which include ICMS, PIS, COFINS, ISS, IPI and other discounts, totaled R$6,153.7 million in the 12M06 and R$5,955.8 million in the 12M05.
2/ EBITDA = Earnings before interest taxes, depreciation and amortization.
3/ For this calculation, the number of LIS considers both the fixed lines in service as well as the ADSL lines.

ADSL is offered under the brand name “Speedy” and reached 1,606,685 clients in December 2006, a 8.6% increase over 3Q06. When compared to December 2005, the growth was of 400 thousand accesses or 33.1%, in line with the upward trend of last quarters. Investments in broadband through telephony line are the Company’s priority since its launch in 2001 and reinforce Telesp’s commitment in improving the offer and quality of products and services to its clients, allowing a service each time better and becoming ever more competitive.

Results January – September 2006 - TELESP 2

Alternative Plans for Fixed Telephony – Through the alternative plans for fixed telephony, the Company takes advantage of its existed installed capacity, makes clients loyal and serves each time better the different market segments with more adequate choices for access to fixed telephones, previously. This reflects the commitment of Telesp related to the universalization of telecommunication services in the state of São Paulo, higher than the regulatory demands, and the socialization of communication and information accesses.

It is worth noting the success of the Plans of Minutes that offer progressive discounts depending on the contracted volume of minutes. There are versions for fixed-to-fixed, fixed-to-mobile and intra-state long distance calls. Until the end of 2006, more than 1.7 million plans of minutes were sold, of which 609.4 thousand were sold in the last quarter.

The net operating revenues accumulated for the fiscal year 2006 totaled R$14,643.0 million, an increase of R$247.9 million or 1.7% when compared to R$14,395.1 million recorded in 2005. This is mainly due to the growth of the “Speedy” service, packet data communication and number of alternative lines. This effect was partially offset by a reduction in interconnection revenues, due to the new interconnection rules in place as of January 1, 2006, as such TU-RL was limited to up to 50% of the value related to local minute public tariff, in other words, a 22.3% decrease over the tariff in place in December 2005, readjustment of 13.3% in the TU-RL that took place in June 2005, reduction in the inter-area LD and international revenues, besides the negative tariff readjustment in 2006. Revenue of 4Q06, climbed R$10.3 million or 0.3% over 4Q05 due to the same reasons explained previously.

Results January – September 2006 - TELESP 3

The EBITDA margin for 2006 was 47.2%, an increase of 1.7 p.p. when compared to 2005. This raise was due to the reversion of the PIS/COFINS contingency in the amount of R$257.6 million occurred in 3Q06, growth of the “Speedy” service, packet data communication and public telephony, partially offset by the decrease in international and inter-area Long Distance and interconnection revenues, besides the increase in personnel and taxes expenses. The Company recorded in 4Q06 a reduction of 1.3 p.p. over 4Q05, reaching an EBITDA margin of 43.5% . This declining can be explained by a decrease in interconnection, DLD and ILD revenues, besides higher personnel and taxes expenses, partially offset by the growth in the “Speedy” service, packet data communication and services rendered by the subsidiary A. Telecom.

The consolidated Capex for 2006 was R$1.7 billion. This figure is in line with the investment needs of the Company and confirms the long-term commitment of the Telefónica Group in Brazil, both in keeping and

Results January – September 2006 - TELESP 4

socializing its traditional services, as well as growing through new services and implementing a larger and better customer service.

On December 31, 2006, the total net indebtedness of the Company was R$2,441.4 million, 9.6% higher over the same period last year. On September 30, 2006, the total indebtedness of the Company was R$1,546.2 million. Telesp’s indebtedness profile is optimized taking into account the financing conditions and alternatives available in the financial market and the economic-financial situation of the Company at each moment.

NET FINANCIAL DEBT
(Million R$)

	December 06	September 06	December 05

Short-term Debt	(1,828.5)	(1,665.2)	(246.8)
Long-term Debt	(509.6)	(516.4)	(2,150.9)
Total Debt	(2,338.2)	(2,181.6)	(2,397.6)
Gains / losses with Derivative Operations	(316.3)	(284.0)	(294.3)
Debt (post-Derivative Operations)	(2,654.5)	(2,465.6)	(2,691.9)
Cash	213.0	919.4	463.5
Net Debt	(2,441.4)	(1,546.2)	(2,228.4)

Results January – September 2006 - TELESP 5

REVENUES HIGHLIGHTS

Gross Operating Revenue for the fiscal year 2006 reached R$20,796.8 million, which represents an increase of R$445.8 million, or 2.2%, compared to same period of the previous year. In 4Q06, gross operating revenue rose by 1.9% or R$102.3 million over 4Q05.

The changes are explained as follows:

Monthly Subscription Fee: reached R$5,689.6 million in 2006, representing a decrease of R$1.7 million, practically in line with the fiscal year 2005. In 4Q06, the monthly subscription fee declined by 1.1% or R$16.6 million over 4Q05 due to the negative tariff readjustment in July 2006 and by a reduction in total number of subscribers due to a more careful policy regarding to maintenance of the client basis, partially offset by the success in sales of alternative fixed telephony plans.

Installation Fee: recorded revenues of R$119.3 million in 2006, showing an increase of R$21.7 million, or 22.2%, when compared to same period of the previous year, due to the tariff readjustment in 2005, the installation fee of new alternative plans in fixed telephony and end of the free installation promotion for the second telephone line. In 4Q06, this revenue climbed by 16.9% or R$4.6 million y-o-y due to the same aforesaid reasons.

Local Service: totaled R$ 3,242.8 million in 2006, practically in line with a reduction of R$5.0 million over 2005. This effect can be explained by traffic reduction in the period due to the migration from dial-up

Results January – September 2006 - TELESP 6

internet to broadband, from fixed traffic to mobile plant and the negative tariff readjustment in July 2006, partially counterbalanced by the tariff readjustment occurred in 2005 and for expansion of alternative plans which have different prices for monthly fee and local service. In 4Q06, local service revenues declined by 4.5% or R$ 39.3 million y-o-y, due to traffic reduction, consequence of the migration from dial-up internet to broadband, from fixed traffic to mobile plant and the negative tariff readjustment in July 2006.

DLD: totaled R$ 3,017.4 million in 2006, a reduction of R$209 million or 6.5% when compared to same period of the previous year. A decrease of R$85.2 million or 10.3% was recorded when comparing 4Q06 versus 4Q05. The variations are explained by the following reasons:

Long distance (intra-state): recorded revenues of R$2,090.2 million in 2006, an increase of R$48.1 million or 2.4% when compared to same period of the previous year, reflecting a lower level of discounts in tariffs, in line with the market. This effect was partially offset by traffic reduction in the period and migration of users to other technologies, besides changes in call cadence as of January 1, 2006. In 4Q06, revenues decreased by 2.3% or R$12.4 million over 4Q05, due to traffic reduction in the period, and migration of users to other technologies, besides changes in call cadence as of January 1, 2006.

Long distance (inter-state): reached R$927.2 million in 2006, a reduction of R$257.2 million or 21.7% when compared to same period of the previous year, reflecting a traffic reduction due to the migration of users to mobile telephony, negative tariff readjustment of 2.7% in July 2006, besides changes in call cadence as of January 1, 2006, partially counterbalanced by the tariff readjustment of 2005. In 4Q06, revenues decreased by 24.5% or R$72.9 million y-o-y, due to reduction of fixed and SMP traffic, negative tariff readjustment of 2.7% in July 2006 and a focused effort in anti-fraud measures during the quarter, besides changes in call cadence as of January 1, 2006.

Inter-network revenues: summed R$4,243.4 million in 2006, an increase of R$23.1 million or 0.5% over 2005, mainly due to tariff increases in June 2005 (VC1) and in march 2006 (VC2 and VC3), besides the growth in mobile plant. In 4Q06, revenues declined R$ 68.9 million or 6.2% y-o-y, due to a focused effort in anti-fraud measures during the quarter and discounts conceded to larger clients. This effect was partially counterbalanced by the tariff increases in March 2006 (VC2 and VC3)

ILD: reached R$ 152.7 million in 2006, a reduction of R$ 18.6 million or 10.9% when compared to the same period last year, explained by traffic and tariff reduction due to high competitive actions among operators in this segment. A decrease of R$ 10.8 million or 23.9% was recorded in 4Q06 versus 4Q05 due to traffic reduction in the period, partially explained by a fall of 2.3% in the number of working days and a focused effort in anti-fraud measures during the quarter.

Interconnection Revenues: totaled R$ 534.8 million in 2006, a drop of R$219.0 million or 29.0% over 2005. In 4Q06, interconnection revenues, decreased by 32.0% or R$ 61.2 million y-o-y. Both effects were chiefly caused by the new interconnection rules in place as of January 1, 2006, which changed the maximum values for interconnection tariffs (TU-RL and TU-RIU). In 2006, the TRU-Rl tariff was limited to 50% of the local minute value, which represents a decrease of 22.3% when compared to the tariff in place in 2005. Regarding TU-RIU, the maximum value represents 30% of values referred to the level 4, considering time period. It is worth noting, there was also a 13.3% negative readjustment of the TU-RL in June 2005.

Public Telephony: recorded R$ 584.9 million in 2006, up R$ 141.8 million or 32.0% when compared to the same period of the previous year, due to the improvement in sales of public telephone cards, tariff increase in 2005, renegotiation of the margins offered to dealers, partially offset by the negative tariff

Results January – September 2006 - TELESP 7

readjustment in July 2006. In the 4Q06, revenues rose by 31.4% or R$39.5 million over the 4Q05, explained by the same aforesaid reasons

Data Transmission: reached R$ 2,020.4 million in 2006, an increase of R$ 707.4 million or 53.9% over 2005, mostly due to the growth in the “Speedy” service, besides, the migration of services rendered by the subsidiary Telefônica Empresas S.A. An improvement of R$ 304.3 million or 83.5% was recorded when comparing the 4Q06 versus 4Q05 due to the same aforesaid reason.

Infrastructure rental: totaled R$ 397.5 million in 2006, a drop of R$ 17.7 million or 4.3% over 2005. This effect was chiefly caused by the fact that a big portion of this service was rendered to Telefônica Empresas S.A. and now it is treated as intercompany. In 4Q06, revenues declined by 21.1% or R$25.7 million over 4Q05, due to the same aforesaid reasons.

Others: reached R$793.9 million in 2006, a rise of R$ 22.9 million or 3.0% over 2005, explained mainly by the increase of Intelligent Line services (value added services for fixed telephony) and improvement in internal network maintenance plans executed by the subsidiary A. Telecom, partially offset by lower usage of 0800 services and other additional services executed by the subsidiary A. Telecom. In the 4Q06, revenues rose by 43% or R$61.7 million over the 4Q05, due to the same aforesaid reasons.

Results January – September 2006 - TELESP 8

OPERATING EXPENSES HIGHLIGHTS

Operating Expenses in 2006 reached R$ 7,735.3 million, a decrease of R$ 107.5 million or 1.4% compared to same period of the previous year. When comparing the 4Q06 versus 4Q05, it was recorded an increase of R$ 53.4 million, or 2.6% .

The Operating Expense variations are explained as follows:

Personnel expenses reached up to R$757.5 million in 2006, an increase of R$148.6 million, or 24.4% over 2005, mainly due to salary raise in September 2005 and September 2006, Early Retirement Program (PDI) and headcount increase as a result of an internalization of the systems’ administrative services, besides the migration of employees from the subsidiary Telefônica Empresas. Excluding effects of the subsidiary Telefônica Empresas S.A. and Early Retirement Program (PDI), an increase of R$28.8 million, or 4.7% was recorded. In 4Q06, personnel expenses recorded a growth of R$68.9 million or 44.0% y-o-y, explained by salary raise in September 2006 and headcount increase due to migration of employees from the

Results January – September 2006 - TELESP 9

subisidiary Telefônica Empresas S.A. to Telesp. An increase of R$7.2 million or 4.6% was recorded when excluding the effects of the subsidiary Telefônica Empresas S.A.

General and administrative expenses totaled R$6,685.0 million 2006, showing a raise of R$59 million or 0.9% when compared to same period of the previous year. In 4Q06, general and administrative expenses increased by 1.5% or R$26.4 million y-o-y.

The General and Administrative Expenses changes are mainly explained as follows:

Supplies totaled R$153.5 million in 2006, an increase of R$ 18.0 million or 13.3% over 2005, due to Detecta’s (caller ID service) marketing campaign, which gave away caller ID CPEs (customer premises equipment) to new subscribers, public telephony cards, explained by higher sales of card during the year, partially offset by reduction in residential pre-paid card sales and material for data processing. In 4Q06, supplies expenses rose by 25.0% or R$8.8 million y-o-y, due to a growth in public telephony cards sales and cost of goods sold, mainly for the data transmission basis preparation (service rendered by the subsidiary Telefônica Empresas S.A.).

Outsourcing expenses totaled R$2,669.6 million in 2006, a raise of R$28.0 million, or 1.1% over 2005, due to an increase of expenses related to customer service, public telephone terminals maintenance, systems and implementation costs of data transmission switches, partially offset by the reduction in expenses related to the rendering of narrowband Internet and maintenance expenses for Internet systems. In 4Q06, outsourcing expenses climbed by 1.4% or R$9.5 y-o-y, due to an increase of expenses related to customer service and implementation costs of data transmission switches, counterbalanced by expense reduction related to IP network traffic, a service rendered previously by the subsidiary Telefônica Empresas S.A., and cost reduction regarding to the rendering of narrowband internet.

Interconnection expenses reached R$3,555.9 million in 2006, a drop of R$23.1 million or 0.6% when compared to same period of the previous year, mainly due to negative readjustment of 13.3% in the TU-RL that occurred in June 2005, new interconnection rules in place as of January 1, 2006, which modified maximum values of the TU-RL and TU-RIU, reduction in transport of mobile calls and the new tariff schedule in VUM for VC2 and VC3. This effect was partially offset by fixed-to-mobile traffic increase, due to an expansion of the mobile plant, raise of 4.5% in VUM in June 2005 (VC1) and in March 2006 (VC2 and VC3). In 4Q06, interconnection expenses fell by 3.6% or 33.1 million over the 4Q05, as a result of the new interconnection rules in place as of January 1, 2006.

Other Expenses reached R$306.0 million in 2006, an increase of R$36.2 million, or 13.4% over 2005, due to rental of network for data transmission, rise of pole’s rental and electric energy. In 4Q06, other expenses rose by 63.5% or R$41.1 million over 4Q05, due to the same aforementioned reasons.

Taxes totaled R$404.2 million in 2006, an increase of R$157.7 million, or 64.0%, over 2005 chiefly due to the renewal of concession contract approved in December 2005 and valid until December 2025. The contract establishes that the concessionary must pay, every two years during the new concession period, a fee corresponding to 2% of the STFC revenues of the previous year, net of applicable taxes and social contributions. In 4Q06, taxes expenses climbed by 49.2% or R$33.5 million y-o-y due to the same aforesaid reasons.

Provisions reached R$413.6 million in 2006, a decrease of R$2.1 million or 0.5%, when compared to same period of the previous year. The figure for the period represents 2.8% of total net operating revenues (2.9% in 2005). In 4Q06, an increase of R$5.1 million or 4.4% was recorded. In 4Q06, this provision represented 3.3% of total net operating revenues (3.1% in the 4Q05).

Results January – September 2006 - TELESP 10

Investment gains (losses) recorded a positive result of R$1.0 million in 2006 versus a negative result of R$17.8 million in 2005, or a variation of R$18.8 million due to the foreign exchange rate effect in the equity accounting as a result of consolidation of the subsidiary Aliança Atlântica. Comparing the 4Q06 versus 4Q05, a negative variation of R$0.7 million was recorded due to the same aforementioned reasons.

Other operating revenues (expenses) in 2006, recorded a positive net variation of R$451.9 million, or 627.6% compared to 2005. Such behavior is mainly the result of a reversion of the federal tax contingency related to the favorable ruling for the Company in the legal process questioning the increase in calculation basis of Contributions for Financing of Social Security (COFINS – applicable until February 2004) and for the Social Integration Program (PIS – applicable until November 2002) with the inclusion of financial revenues, securitizations and foreign exchange rate variations, instead of operating revenues only. The effect of the aforesaid reversion in the amount of R$257.6 million were contemplated in the balance sheet and income statement on September 30, 2006. Furthermore, there was a recovery of expenses of previous fiscal years (mainly PIS and Cofins over consumables), and from those related to network damages besides, a recovery of revenues that were classified as loss in the past. This effect was partially offset by increase in civil contingencies and actuarial provisions. When comparing 4Q06 versus 4Q05, a positive net variation of R$81.2 million or 463% was recorded. This variation is result of expenses in 2005 due to contractual rescission with third party companies, which rendered network maintenance service that reduced the analysis basis for the period, besides recovery of revenues that were recorded as loss, partially counterbalanced by increase in actuarial provision.

Results January – September 2006 - TELESP 11

OTHER HIGHLIGHTS

Depreciation in 2006 dropped by 1.5% or R$40.5 million over 2005, explained by the realignment of Capex levels after the achievement of universalization targets and ending of goodwill amortization over CETERP’s acquisition, which had monthly amortizations of R$2.7 million whose last installment was recorded in November 2005. These effects were partially offset by the permanent and deferred assets incorporated from Telefônica Empresas S.A. in July 2006, which is subject to depreciation/amortization since August 2006. When comparing the 4Q06 versus the 4Q05, an increase of R$7.1 million, or 1.1% was recorded due to fixed assets and goodwill added in the Company.

Operating Financial Revenues / (Expenses): the financial result in 2006, rose by 22.9% or R$329.3 million when compared to 2005, mainly as a result of a higher average volume of financial instruments (CDB), reduction of Interests on own capital granted by the Company during the period and the reduction of losses related to hedge operations due to the increase in payment volume of loans denominated in foreign currency, partially offset by raise in monetary restatement with contingencies. In 4Q06, net financial result reduced R$56.8 million or 11.3% y-o-y, explained by an increase of the interest on own capital declared in 4Q06, partially offset by reduction of losses related to hedge trades. The gross indebtedness and the result of liabilities from loans, financing and commitments for foreign exchange purchases of the Company are significantly affected by the foreign exchange market risk. On December 31, 2006, 35.18% (36.45% on December 31,2005) of financial debt was denominated in foreign currency (US dollar and Yen), while 99.88% (99.37% on December 31,2005) of the indebtedness was covered by active positions in hedge transactions (Swap to “CDI”). Gains or losses of the aforementioned operations are recorded in the financial statements. On December 31, 2006, derivative trades reported a consolidated net negative result of R$164.2 million, while a liability of R$316.3 million was recorded on December 31, 2006, to acknowledge the existing temporary loss. Since they are protective trades, part of the consolidated net negative result of R$164.2 million related to derivatives are offset by revenues from foreign exchange rate variation of the debts, in the amount of R$70.7 million.

Non-Operating Revenues (Expenses) in 2006 recorded a positive result of R$23.6, however, when comparing the 4Q06 versus 4Q05, a reduction of R$14.2 million or 37.5% was recorded, due to net loss related to permanent asset sales besides, positive result from trade of shares that generated a net profit in 2005, raising the comparison basis. When analyzing the 4Q06 a positive result of R$9.9 million was recorded versus an increase of R$12.9 million in 4Q05, due to a decrease of losses related to permanent asset sales and revenue generated with sales of investments.

Loans and Financing: On December 31, 2006, the Company had R$822.6 million (R$874.0 million on December 31, 2005) in loans and financing denominated in foreign currency, from which R$553.4 million (R$478.2 million on December 31, 2005) were raised at fixed interest rates, and R$269.2 million (R$395.8 million on December 31, 2005) were raised at variable interest rates (Libor). In order to be protected against exchange risk and variable interest rates of these loans denominated in foreign currency, the Company contracted hedge transactions to peg these debts to the local currency, with floating interest rates indexed to the CDI, thus the indebtness of the Company is only affected by fluctuations on this rate. The position in loans and financing also includes the value of the debentures issued in 2004, paying interests based on the variation of the CDI rate, in the amount of R$1,514.5 million (R$1,521.7 million on December 31,2005). Furthermore, the Company invests the balance of cash and cash equivalents (financial instruments) of R$213.0 million (R$463.5 million on December 31, 2005) mainly in short-term instruments, based on the variation of the CDI, which contributes to reduce this risk. The book value of these instruments is close to market value, since they are short-term redeemed.

Results January – September 2006 - TELESP 12

On December 31, 2006, the Company had swap trades "CDI x pre" to partially cover fluctuations from domestic interest rates. The covered transactions mature in January 2007 and January 2008, and their volume contracted totaled R$739.8 and R$ 168.5 million, respectively. These derivative trades generated a consolidated net negative result of R$2.1 million. This temporary loss was recorded in the income statement and balance sheet under liability’s account.

Results January – September 2006 - TELESP 13

CORPORATE EVENTS

CAPITAL STRUCTURE COMPOSITION
As of December 31, 2006

Telesp	Common	Preferred	Total

Controlling Company	144,462,997	300,749,850	445,212,847
	85.57%	89.13%	87.95%
Minority shareholders	24,146,295	36,482,339	60,628,634
	14.30%	10.81%	11.98%
Treasury shares	210,578	185,213	395,791
	0.12%	0.05%	0.08%
Total number of shares	168,819,870	337,417,402	506,237,272

Note: The Reverse Split process was closed on June 24, 2005, and the negotiation on an unitary basis started on June 27, 2005.

Capital stock - in thousands of R$ (as of 12/31/05):	5,978,074
Book Value per share (R$):	20.96
Capital stock - in thousands of R$ (as of 12/31/06):	6,575,198

Debentures: On September 03, 2004, the Company announced a Public Offering of Securities (the “Program”) and the activation, within the Program’s parameters, of the First Issuance of Telesp’s debentures (the “Offer”).

The Offer consisted of the issuance of 150,000 not convertible debentures, of unsecured type, with face value of R$10,000.00 (ten thousand reais) per unit, totaling the amount of R$1,500,000,000.00 (one billion, five hundred million reais), in single tranche, maturing on September 01, 2010 (six years). The debenture bears interest at 103.5%, on a quarterly basis payment, of the accumulated average daily rates of the DI (the interbank interest rate reference), calculated and disclosed by CETIP (Custody and Settlement) .The debentures’ interest should be renegotiated on September 01, 2007, and for this reason they were classified as short-term papers.

Corporate Restructuring in 2006

a) Incorporation of Atrium Telecomunicações by A. Telecom - On March 01, 2006, A. Telecom S.A. took over its affiliated Santo Genovese Participações Ltda. after this latter incorporated its affiliated Atrium Telecommunicações Ltda., as a result of this transaction, Santo Genovese was extinct. Thus, A.Telecom started carrying out Atrium former function. This action aims improve synergies consolidating all activities in only one company, rationalizing management, simplifying the administrative and corporate structure and, offering wider and integrated services to clients.

b) Incorporation of Telefônica Data Brasil Holding and partial spin-off of Telefônica Empresas S.A. - On March 09, 2006, Telesp and Telefônica Data Brasil Holding Ltda. (“TDBH”), both controlled by the Telefónica Group, approved the proposal for restructuring the Multimedia Communication Services (“SCM”) activities of Telefônica Empresas S.A. (“T. Empresas”) and Telesp. This operation comprises the following steps:

(i)	The merger of TDBH into Telesp, while the shareholders of TDBH will receive shares of Telesp in accordance to the announced exchange ratio. Through this agreement, Telefônica Empresas S.A. will become a fully owned subsidiary of Telesp. This latter will succeed TDBH in all its rights and obligations; and

(ii)	The partial spin-off of Telefônica Empresas, transferring to Telesp the SCM assets and activities in regions where such service is already rendered by Telesp.

Results January – September 2006 - TELESP 14

The Company’s Extraordinary General Meeting held on April 28, 2006 approved the corporate restructure proposal. Nevertheless, as a result of the injunction got in writ of prevention proposed by TDBH’s minority shareholders before the 14º circuit court of São Paulo, TDBH’s General Meeting was authorized by the Judiciary branch, however, its effects were temporarily suspended until the aforesaid decision was reanalyzed.

On July 25, 2006, the aforesaid injunction was canceled, and the corporate restructure effects could have seen by July 28,2006, through disclosure of the litigation proceedings.

c) Cancellation of shares held in Treasury - On March 09, 2006, the Extraordinary General Meeting approved, by unanimous vote, cancellation of 1,562,387 shares issued by the Company and held in Treasury. From those, 1,258,508 are common and 303,879 are preferred shares, all resulting from the reverse split of shares that compose Telesp’s capital stock, in 2005. Such shares were purchased by the Company through an auction held at the São Paulo Stock Exchange – Bovespa, on July 15, 2005.

d) Law for cabling “burial” – On October 27, 2006 was published in the São Paulo’s Official Municipal Gazette, the decree nº47.817 regulating the Law nº14.023/05, which foresee obligation to burry all aerial cabling in the city of São Paulo, requiring public service concessionaires in the city to comply with the law. The Society is analyzing the effects of the referred regulation to study its impacts.

e) Agreement with Abril Comunicações S.A. – In accordance with the material fact published and in fulfillment of the instruction CVM 358 from 01/03/2002, on October 29, 2006 the Society celebrated with Abril Comunicações S.A., TVA Sistema de Televisão S.A. and the following societies Comercial Cabo TV São Paulo Ltda,. TVA Sul Paraná Ltda., and TVA Radioenlaces Ltda. (“Abril”), the Private Instrument of Convergence Agreement, Purchase and Sale of businesses, assets, shares and other covenants (“Agreement”), aiming to offer the convergence of telephony, broadband and pay TV (“triple play”) technologies, thus increasing services to match the crescent demand from users of these technologies. The transaction sought put together the know-how of Grupo Abril, in producing and distributing contents and media, and Grupo Telefônica in the telecommunication segment.

As provided by the agreement, Telesp and Abril, put together efforts through the formalization of several contracts with commercial and operational nature. There will be subject of acquisition by the Company - as of the implementation of a corporate restructure involving Tevecap S.A. and companies controlled by it and aforementioned, withholder of licenses and assets related to Multichannel Multipoint Distribution Service (MMDS), cable and Multimedia Communication Service (SCM) to provide broadband – shares representative of 100% of a company capital, which will hold on the closing date established in the Contract (i) directly, 100% of the shares representatives of a company that renders MMDS and broadband services inside and outside São Paulo’s State; (ii) indirectly, 100% of preferred, as well as common shares at the limit of the prevailing law and regulation, of a company, which renders cable TV services outside São Paulo’s State and (iii) indirectly, 100% of preferred, as well as common shares at the limit of the prevailing law and regulation, of a company’s capital stock, which renders cable TV services in the São Paulo’s State.

The fulfillment of the corporate interest acquisition followed by share transfer, specially the takeover of the company owner of the MMDS’ license, is conditioned to preliminary approval of the Telecommunication National Agency – ANATEL, as well as the compliance with condition precedent established in the Contract. The CADE is appraising this transaction as well, under a competitive point of view.

The Company will convene an Extraordinary General Meeting to ratify the Contract signature, under the §1º article 256 of the Law nº 6.404/76, after the consummation signature ratification under the terms aforementioned.

Results January – September 2006 - TELESP 15

In assistance to the contractual disposal on December 28, 2006, the Company carried out an advance in the value of R$200,000,000.00 to the Grupo Abril, receiving as guaranty of the aforementioned agreement, assets from TVA’s network.

Results January – September 2006 - TELESP 16

Dividends and Interest on Own Capital

IONW - On December 12, 2005, the Telesp’s Board of Directors approved, “ad referendum” at the General Shareholders’ Meeting, the distribution of Interest on Own Capital related to the fiscal year 2005 in the amount of R$380,000,000.00 (three hundred eighty million reais) withholding income tax of 15%, thus the net interested paid to the shareholders, who held shares in the Company’s registry book on the market close of December 30, 2005, was R$323,000,000.00 (three hundred twenty-three million reais). The payment took place as of June 26, 2006.

INTEREST ON OWN CAPITAL - FISCAL YEAR 2005

(Amount per share - R$)

	Immune or Exempt	Income Tax Withhold Taxed Legal Entities
	Legal Entities	(15%)	and Individual

Common Shares	0.724048	0.108607	0.615441
Preferred Shares (*)	0.796453	0.119468	0.676985

(*) 10% higher than the dividend granted to each common share, in accordance with article 7 of the Company's bylaws.

Interim Dividends - On May 23, 2006, the Telesp’s Board of Directors approved, “ad referendum” at the 2007 General Shareholders’ Meeting, the distribution of interim dividends based on the accumulated earnings reported in the last balance sheet of the Company, dated as of December 31, 2005 and in the profits of the 1st quarter ended on March 31, 2006, in the amount of R$1,169,604,000, as described in items (a) and (b) below, which demonstrate the proportional distribution of the value among the shares of Telesp and TDBH.

INTERIM DIVIDENDS - FISCAL YEAR 2006
(Amount per share - R$)
	Common	Preferred (*)

Amount per share - R$	2.166017	2.382619

(*) 10% higher than the dividend granted to each common share, in accordance with article 7 of the Company's bylaws.

(a) Shares of Telesp: Distribution of Interim Dividends in the amount of R$1,136,783,848.64. These dividends was granted to the common and preferred shareholders registered as so in the Company’s Shareholders registry book on the market close of May 23, 2006. As of this date, these shares were considered as ex-dividends. The payment of this dividend started on June 26, 2006. The payment of these dividends took place as of June 26, 2006.

(b) Shares of TDBH: Distribution of Interim Dividends in the amount of R$32,820,151.36, amount that correspondent to Telesp’s shares that were issued as a result of the merger of TDBH and paid as of September 22, 2006. These dividends were granted to the holders of the new common and preferred shares of Telesp that were registered as so in the Company’s registry book at the time of the update of the registry of Telesp to reflect the issuance of new shares to the former shareholders of TDBH, by the end of the day on August 29, 2006. As of that date, the shares were traded as ex-dividends.

Results January – September 2006 - TELESP 17

IONW - On May 23, 2006, the Board of Directors of the Company approved, “ad referendum” of the 2007 Annual Shareholders’ Meeting, the distribution of interests on own capital related to the fiscal year 2006 in the amount of R$290,000,000. Once, withholding income tax of 15%, the net amount is R$246,500,000.00, as described in items (a) and (b) below, which show the proportional distribution of the value among Telesp and TDBH shares.

INTEREST ON OWN CAPITAL - FISCAL YEAR 2006

(Amount per share - R$)

	Immune or Exempt	Income Tax Withhold Taxed Legal Entities
	Legal Entities	(15%)	and Individual

Common Shares	0.537057	0.080558	0.456499
Preferred Shares (*)	0.590763	0.088614	0.502149

(*) 10% higher than the dividend granted to each common share, in accordance with article 7 of the Company's bylaws.

(a) Shares of Telesp: Distribution of interests on own capital in the amount of R$281,862,336.40. Once, withholding income tax of 15% the net amount is R$239,582,985.94. The corresponding credit was made in the Company’s accounting records on May 23, 2006, in an individual basis, based on the shareholders’ position on the market close of May 23, 2006. As of May 24, 2006, Telesp´s shares were traded as ex-interest.

(b) Shares of TDBH: Distribution of interests on own capital in the amount of R$8,137,663.60. Once, withholding income tax of 15%, the net amount is R$6,917,014.06, amount that corresponds to the Telesp’s shares issued as a result of the merger with TDBH. The corresponding credit of the IONW was in the Company’s registry book on August 29, 2006, in an individual basis to the holders of the Telesp’s new common and preferred shares that were recorded as so in the Company’s registry book during the update of Telesp’s registry to reflect the issuance of new shares to TDBH’s former shareholder. As of that date, the shares were considered as ex-interest. These values were paid as of September 22,2006.

IONW - On November 10, 2006, the Company’s Board of Directors approved, “ad referendum” at the 2007 General Shareholders’ Meeting, the distribution of Interest on Own Capital related to the fiscal year 2006 in the amount of R$370,000,000.00 (three hundred seventy million reais), withholding income tax of 15%, thus the net interested paid to the shareholders, who held shares in the Company’s registry book on the market close of November 13, 2006, was R$314,500,000.00 (three hundred fourteen million and five hundred thousand reais). The payment took place as of December 11, 2006, in accordance to the statement below:

INTEREST ON OWN CAPITAL - FISCAL YEAR 2006

(Amount per share - R$)

	Immune or Exempt	Income Tax Withhold Taxed Legal Entities
	Legal Entities	(15%)	and Individual

Common Shares	0.685737	0.102860	0.582877
Preferred Shares (*)	0.754311	0.113146	0.641165

(*) 10% higher than the dividend granted to each common share, in accordance with article 7 of the Company's bylaws.

Results January – September 2006 - TELESP 18

INTERIM DIVIDENDS - ON NOVEMBER 10, 2006, the Telesp’s Board of Directors approved, “ad referendum” at the 2007 General Shareholders’ Meeting, the distribution of interim dividends based on the accumulated earnings reported on September 30, 2006, in the mountant of R$1,180,000,000.00 paid to the shareholders, who held shares in the Company’s registry book, on the market close of November 13, 2006. These interest were paid as of December 11, 2006, in accordance to the statement below:

INTERIM DIVIDENDS - FISCAL YEAR 2006

(Amount per share - R$)

Common Preferred (*)

Amount per share - R$ 2.186948 2.405642

(*) 10% higher than the dividend granted to each common share, in accordance with article 7 of the Company's bylaws.

IONW - ON DECEMBER 18, 2006, the Company’s Board of Directors approved, “ad referendum” at the General Shareholders’ Meeting, the distribution of Interest on Own Capital related to the fiscal year 2006 in the amount of R$120,000,000.00 (one hundred and twenty million reais), withholding income tax of 15%, thus the net interested paid to the shareholders, who held shares in the Company’s registry book on the market close of December 28, 2006, was R$102,000,000.00 (one hundred and two million reais). Telesp’s shares will be considered as ex-interest as of December 29,2006. The payment will be done in a date to be decided in a General Shareholders’ Meeting, in accordance to the statement below:

INTEREST ON OWN CAPITAL - FISCAL YEAR 2006

(Amount per share - R$)

	Immune or Exempt	Income Tax Withhold Taxed Legal Entities
	Legal Entities	(15%)	and Individual

Common Shares	0.222401	0.033360	0.189041
Preferred Shares (*)	0.244641	0.036696	0.207945

(*) 10% higher than the dividend granted to each common share, in accordance with article 7 of the Company's bylaws.

Results January – September 2006 - TELESP 19

ADDITIONAL NOTES

CVM Edict # 371 – Pension Plan Accounting Procedures: The Company registered the liabilities related to pension plans according to the Edict CVM # 371 published on December 13, 2000. The actuary valuation of the pension plans was executed in December 2005 and December 2004, based on the participants’ registry book as of November 2005 and September 2004, respectively. The projected unitary credit method was adopted and all the actuary gains and losses for each fiscal year were immediately registered. The assets of the pension plans were positioned on November 30, 2005 and 2004, respectively. For the cases of multi-sponsored plans (PAMA and PBS-A), the division of their assets was done based on the Company’s liabilities relative to the total liabilities of the pension plan. The total value of the registered liability on December 31, 2006, was R$75.0 million.

Fixed-to-Mobile Tariff Increase – On June 08, 2005, through Edict #50895, Anatel (Agência Nacional de Telecomunicações) approved the tariff adjustment of the calls terminated in the Personal Mobile Service – SMP, with a variation of 7.99% for the VC1 calls throughout the entire concession area of Telesp, sectors 31, 32 and 34 of Region III. The readjustment of the VC1 calls was effective from June 12, 2005 on. On the same date, Anatel approved the readjustment of the fixed-to-mobile interconnection rate (VUM) related to the VC1 in 4.5% .

Fixed-to-fixed Tariff Increases – On June 30, 2005, through Edicts #51300 and #51301, Anatel (Agência Nacional de Telecomunicações) approved the tariff adjustment of the Switched Fixed Telephony Service -STFC, according to the criteria established in the concession contracts for Local and Domestic Long Distance Services, effective from July 03, 2005 on. The average readjustments were as follows: Local: 7.27%; Long Distance: 2.94%; TU-RL: -13.32%; TU-RIU: 2.94% .

Fixed-to-Mobile Tariff Increase – On March 28, 2006, through Edict #57109, Anatel (Agência Nacional de Telecomunicações) approved the 7.99% tariff adjustment for the fixed-to-mobile long distance calls (VC2 and VC3) throughout the entire concession area of Telesp, sectors 31, 32 and 34 of Region III. On the same date, Anatel approved the readjustment of the fixed-to-mobile interconnection rate (VUM) related to the VC2 and VC3 in 4.5% . The readjustments were effective from March 31, 2006 on.

Introduction of the Individual Access – Special Class (AICE) – Launched on July 01, 2006, this is a pre-paid line of the basic local plan, exclusive for residential use. Once installed, the AICE must be the only STFC access in the address. This line does not grant right to free minutes and there is no variation of the tariff due to time. Once requested its installation, the Company has up to 30 days to comply. According to the regulation, from July 1, 2006 on, this line is at the disposal of communities with more than 500,000 inhabitants in Telesp’s concession area. From January 01, 2007 on, communities with more than 300,000 inhabitants must be served. From July 01, 2007 on, communities with more than 100,000 inhabitants must be served. From January 01, 2008 on, all communities must be served.

The tariff structure is as follows:

-    Monthly fee: corresponds to 60% of the monthly fee of the classic residential line, amounting to R$22.78;

-	Local minute: is the same value of the basic plan of the classic line, that is R$0.09557;

-	Call termination tariff: R$0.19114 for every call, which corresponds to the value of 2 minutes;

-	Installation/change of address: corresponds to the same values of the basic plan of the classic line, amounting to R$88.01.

Results January – September 2006 - TELESP 20

Fixed-to-Fixed Tariff Increase – On July 10 and July 14, 2006, through Edicts #59517 and #59665, ANATEL (Agência Nacional de Telecomunicações) approved the tariff adjustment of the Switched Fixed Telephony Service - STFC, according to the criteria established in the concession contracts for Local and Domestic Long Distance Services, effective from July 14, 2006 on for the Local Service from July 20, 2006 on for the Domestic Long Distance Service. The following average readjustments were applied to the tariff baskets: Local: -0.38%; Long Distance: -2.73% .

The new tariffs currently in place are the following (including taxes):

Local Service:
Installation Charge: R$88.01
Residential Monthly Fee: R$37.98
Non-Residential and Trunk Monthly Fee: R$65.12
Local Pulse: R$0.14672
Public Telephone Credit: R$0.116
Domestic Long Distance:
D1 Minute (until 50 km): R$0.143
D2 Minute (from 50 until 100 km): R$0.221
D3 Minute (from 100 until 300 km): R$0.310
D4 Minute (above 300 km): R$0.414
Interconnection Tariffs:
TU-RL: R$0.035
TU-RIU: R$0.10185 (Average of the 4 time-periods)

New interconnection rules: in accordance to the Concession Contract renewal, the new interconnection rules prevailing as of January 1, 2007, limit the TU-RL tariff up to 40% of the value per minute, or R$0.028/minute.

Results January – September 2006 - TELESP 21

HISTORICAL SUMMARY

Since November 30, 1999 and due to a corporate restructuring, Telecomunicações de São Paulo S.A. -TELESP is the new name of Telesp Participações S.A., a corporation organized under the laws of the Federal Republic of Brazil, formed upon the spin off of Telecomunicações Brasileiras S.A., on May 22, 1998. TELESP is the main provider of fixed line public telecommunications services in the Brazilian state of São Paulo. The Brazilian Government sold its stake in TELESP PARTICIPAÇÕES, thus privatizing the Company, on July 29, 1998.

In December 1999, Telecomunicações de São Paulo S.A. - TELESP acquired voting and non-voting shares of Centrais Telefônicas de Ribeirão Preto S.A. - CETERP. The CETERP cellular operating division was sold afterwards.

The tender offer to exchange the shares of the Company by BDRs (Brazilian Depositary Receipts) representative of the shares of Telefónica, S.A. was concluded on June 30, 2000.

On August 03, 2000, the wholly owned subsidiary Telefônica Empresas S.A. was created, whose corporate goal is to render switched package network services. On November 24, 2000, the Company completed the capital increase on its fully owned subsidiary in local currency and through the valuation of the assets related to the switched package network services, including the transfer of the authorization to render that service.

On January 30, 2001, Telefônica Data Brasil Holding S.A. was created, resulting of the partial spin-off of the Company’s net equity. This equity was represented by the investment in the fully owned subsidiary Telefônica Empresas S.A. and accounts receivable. The purpose of the creation of Telefônica Data Brasil Holding S.A. was the segregation of the operating activities related to the switched package network services, due to the administrative and operating restructuring in the year 2000.

TELESP's business, services and tariffs have been regulated by ANATEL (Agência Nacional de Telecomunicações) since June 16, 1997, according to various decrees, decisions, plans and regulatory measures.

TELESP became the first operator to file the corresponding information of the accomplishment of ANATEL's targets. ANATEL has already granted the license to permit Telesp to offer domestic and international long distance services to its customers, and also to extend its business out of its concession area (São Paulo) to the whole country.

The international long distance services started to be deployed on May 7, 2002 while the domestic long distance services were not being rendered in that period due to a legal injunction. For the same reasons, the domestic long distance services started to be deployed on July 29, 2002.

The Board of Directors of ANATEL, on its 240th meeting held on January 29, 2003 granted Telecomunicações de São Paulo S.A. - Telesp the authorization to exploit the Multimedia Communications Service (SCM) nationwide. The Company may offer voice and data services through points of presence, composed of networks and telecommunication circuits.

On July 06, 2003, the mobile telephony operators started to implement the long distance carrier selection (CSP). It enables the client to determine the long distance carrier for each domestic long distance call (VP2

Results January – September 2006 - TELESP 22

and VP3) or international call, according to the SMP – Mobile Personal Service rules. Consequently, the Company started to acknowledge the revenues from said services and, at the same time, started to pay to the mobile telephony operators for the use of their networks.

On September 04, 2004, the rules established in Resolution #373 of Anatel (National Telecommunications Agency), dated as of June 03, 2004, were implemented. This Resolution deals with the reconfiguration of the local areas for the Switched Fixed Telephony Service - STFC. As a consequence, all calls, previously billed as domestic long distance DC level (Áreas Conurbadas), are now billed as local calls. In São Paulo, this modification involved 53 municipalities, while 39 of them are in Grande São Paulo.

On December 04, 2004, the phase II of the rules established in Resolution #373 of Anatel (National Telecommunications Agency), dated as of June 03, 2004, was implemented. This modification involved 25 municipalities, distributed into 9 different groups. The calls among the municipalities within each group will be billed as local calls. Previously, such calls were billed as domestic long distance, levels 1 and 2.

On December 24, 2004, the Company acquired the control of Santo Genovese Participações Ltda., controller of Atrium Telecomunicações Ltda. (“Atrium”), company dedicated to the management of the rendering of telecommunication services. The operation allowed the Company to increase its offer to the domestic market with services that have greater value added, through the management of the rendering of telecommunication services.

On December 31, 2005, the concession contract for the STFC expired. On December 22, 2005, this concession contract was extended for a period of 20 years, while it can be modified on December 31, 2010, December 31, 2015 and December 31, 2020. This condition allows Anatel to establish new conditions and new targets for universalization and quality, taking into consideration the conditions in place by that time.

Every two years for the 20-years period of the new contracts, the public regime companies will have to pay a renewal tax equivalent to 2% of the revenues of the STFC of the previous year of the payment, net of applicable taxes and social contributions.

From 2006 on, the Company keeps provisioning the concession contract renewal tax. Exceptionally, the first payment of the bi-annual tax will take place in April 2007, based on the net revenues of 2006. Considering that the tax is related to two fiscal years, the Company will acknowledge as the cost of the services rendered, 1% of the net annual revenues of each fiscal year.

On July 28, 2006, the corporate restructuring involving the activities of the Multimedia Communication Services (SCM), through the merger of TDBH into Telesp and partial spin-off of Telefônica Empresas, was finalized. The process also includes the transfer to Telesp of the assets and activities of the SCM in the regions in which such service is already rendered by Telesp.

Results January – September 2006 - TELESP 23

CONSOLIDATED INCOME STATEMENTS
For the periods ended on December 31, 2006 and December 31, 2005
Unaudited (Million reais)

	January - December			October - December
	2006	2005	% var	2006	2005	% var

Gross operating revenue	20,796.8	20,350.9	2.2	5,391.9	5,289.7	1.9
Monthly subscription fee	5,689.6	5,691.3	(0.0)	1,441.6	1,458.2	(1.1)
Installation charge	119.3	97.7	22.2	31.9	27.3	16.9
Local Service	3,242.8	3,247.8	(0.2)	835.3	874.6	(4.5)
DLD	3,017.4	3,226.4	(6.5)	743.5	828.7	(10.3)
Intra-state	2,090.2	2,042.0	2.4	518.9	531.3	(2.3)
Inter-state	927.2	1,184.4	(21.7)	224.5	297.4	(24.5)
Fixed-to-mobile revenues	4,243.4	4,220.3	0.5	1,039.5	1,108.4	(6.2)
ILD	152.7	171.3	(10.9)	34.6	45.4	(23.9)
Interconnection	534.8	753.8	(29.0)	130.0	191.2	(32.0)
Public telephony	584.9	443.2	32.0	165.2	125.7	31.4
Data transmission	2,020.4	1,313.0	53.9	668.7	364.5	83.5
Infrastructure rental	397.5	415.2	(4.3)	96.4	122.1	(21.1)
Others	793.9	770.9	3.0	205.2	143.5	43.0
Deductions	(6,153.7)	(5,955.8)	3.3	(1,626.4)	(1,534.4)	6.0
Net operating revenues	14,643.0	14,395.1	1.7	3,765.5	3,755.3	0.3
Operating expenses	(7,735.3)	(7,842.8)	(1.4)	(2,127.2)	(2,073.8)	2.6
Personnel expenses	(757.5)	(608.8)	24.4	(225.5)	(156.6)	44.0
General and administrative expenses	(6,685.0)	(6,626.0)	0.9	(1,742.2)	(1,715.8)	1.5
Supplies	(153.5)	(135.5)	13.3	(44.0)	(35.2)	25.0
Outsourcing expenses	(2,669.6)	(2,641.6)	1.1	(704.7)	(695.2)	1.4
Interconnection expenses	(3,555.9)	(3,579.1)	(0.6)	(887.6)	(920.7)	(3.6)
Other expenses	(306.0)	(269.8)	13.4	(105.9)	(64.8)	63.5
Taxes	(404.2)	(246.5)	64.0	(101.7)	(68.1)	49.2
Provisions	(413.6)	(415.6)	(0.5)	(122.7)	(117.6)	4.4
Investment gains (losses)	1.0	(17.8)	n.a.	1.3	2.0	(37.1)
Other operating revenues / (expenses)	523.8	72.0	627.6	63.7	(17.5)	n.a.
Earnings before interest taxes, depreciation
and amortization - EBITDA	6,907.7	6,552.3	5.4	1,638.3	1,681.5	(2.6)
Depreciation and amortization	(2,676.0)	(2,716.5)	(1.5)	(681.2)	(674.1)	1.1
Financial revenues	538.1	722.2	(25.5)	83.6	190.8	(56.2)
Financial expenses	(869.2)	(1,182.5)	(26.5)	(153.7)	(314.1)	(51.1)
Interest on the company's net worth	(780.0)	(980.0)	(20.4)	(490.0)	(380.0)	28.9
Operating income	3,120.6	2,395.5	30.3	397.0	504.1	(21.2)
Non-operating revenues (expenses)	23.6	37.8	(37.5)	9.9	(3.0)	n.a.
Income before income tax and social contribution	3,144.3	2,433.3	29.2	406.9	501.0	(18.8)
Income tax	(812.8)	(638.9)	27.2	(126.3)	(151.1)	(16.4)
Social contribution	(295.3)	(232.4)	27.1	(47.4)	(55.3)	(14.3)
Income before company's net worth reversion	2,036.2	1,561.9	30.4	233.2	294.7	(20.9)
Interest on company's net worth reversion	780.0	980.0	(20.4)	490.0	380.0	28.9
Net income	2,816.2	2,541.9	10.8	723.2	674.7	7.2

Note: In order to achieve a better presentation of the Operating Revenues with the market and the regulatory agency (ANATEL), the Company made reclassifications in the values presented in December 2005.

Results January – September 2006 - TELESP 24

CONSOLIDATED BALANCE SHEET
As of December 31, 2006 and December 31, 2005
Unaudited (Million reais)

		December
A S S E T S	2006	2005	% Var

Current assets	4,679.1	4,166.3	12.3
Cash and cash equivalents	213.0	463.5	(54.0)
Cash and bank accounts	39.9	39.0	2.2
Financial investments	173.2	424.5	(59.2)
Accounts receivable from customers	3,838.9	3,357.7	14.3
Allowance for doubtful accounts	(560.9)	(574.5)	(2.4)
Recoverable taxes	911.6	676.2	34.8
Loans and financial investments	1.5	11.9	(87.7)
Supply and maintenance inventories	81.7	75.1	8.7
Recoverable prepaid expenses	82.0	47.5	72.7
Receivables from associated companies	57.1	44.2	29.1
Other assets	54.1	64.7	(16.3)
Non-Current Assets	13,466.8	13,593.4	(0.9)
Long-term assets	1,267.4	903.2	40.3
Recoverable taxes	563.0	458.1	22.9
Loans and financial investments	11.2	10.7	4.3
Bail of legal proceedings	383.2	338.9	13.1
Receivables from associated companies	13.9	9.8	42.3
Capitalizable Funds	200.0	0.0	n.a.
Other assets	96.0	85.6	12.1
Investments	241.7	253.6	(4.7)
Goodwill	96.8	107.8	(10.2)
Other Investments	144.9	145.7	(0.6)
Net Permanent Assets	10,748.6	11,531.9	(6.8)
Net Intangible	902.9	826.1	9.3
Diferred	306.3	78.6	289.8
Total Assets	18,145.9	17,759.7	2.2
L I A B I L I T I E S

Current liabilities	6,261.6	4,484.8	39.6
Loans and financing	314.0	225.0	39.6
Debentures	1,514.5	21.7	6,865.2
Suppliers	1,645.8	1,507.0	9.2
Consignments	169.8	182.6	(7.0)
Taxes	956.4	847.6	12.8
Dividends and interest on capital	653.2	903.4	(27.7)
Accrual for contingencies	100.7	67.8	48.5
Payroll and related charges	202.2	162.2	24.7
Unrealized Losses on Derivatives Operations	316.3	294.3	7.5
Payables to associated companies	22.8	62.6	(63.6)
Other liabilities	365.9	210.7	73.6
Non-Current Liabilities	1,274.2	3,070.7	(58.5)
Long-term liabilities	1,256.7	3,053.2	(58.8)
Loans and financing	509.6	650.9	(21.7)
Debentures	0.0	1,500.0	n.a.
Taxes	46.0	308.1	(85.1)
Accrual for contingencies	660.5	548.8	20.4
Payables to associated companies	2.7	13.4	(79.7)
Other obligations	36.3	30.4	19.4
Capitalizable Funds	1.6	1.6	0.0
Results of future fiscal years	17.5	17.5	0.0
Shareholders' equity	10,610.1	10,204.2	4.0
Capital Stock	6,575.2	5,978.1	10.0
Capital reserves	2,669.7	2,687.0	(0.6)
Profit Reserves	659.6	659.6	0.0
Retained earnings	705.6	879.6	(19.8)
Total liabilities	18,145.9	17,759.7	2.2

Ps: The income statements of December 31, 2005 and 2006 were elaborated in accordance to accounting practices adopted in Brazil and adjusted as the Resolution CVM nº488 and 489/2005 that took effect as of January 1, 2006.

Results January – September 2006 - TELESP 25

OPERATING DATA
Consolidated data

		Acumulated Analysis					Quarterly Analysis
		December 06 December 05			% Var	4Q06	3Q06	% Var

Capital Expenditure (Economic)	R$ MM	1,721		1,673	2.9	708.9	444.4	59.5

Network
Installed Lines (switching)		14,418,558		14,319,572	0.7	14,418,558	14,374,924	0.3
Installed Lines - Gain		98,986		88,729	11.6	43,634	11,505	279.3
Lines in Service		12,113,031		12,347,015	(1.9)	12,113,031	12,301,245	(1.5)
Residential		9,068,641		9,228,968	(1.7)	9,068,641	9,237,224	(1.8)
Non-residential		1,745,727		1,425,558	22.5	1,745,727	1,745,120	0.0
Trunk Lines 1/		709,724		1,033,283	(31.3)	709,724	699,626	1.4
Public Lines		250,420		329,537	(24.0)	250,420	280,743	(10.8)
Internally used and test lines		338,519		329,669	2.7	338,519	338,532	(0.0)
Lines in Services - Gain		(233,984)		(115,731)	n.a	(188,214)	(41,149)	n.a
Average Lines in Service	(ALIS)	12,319,467		12,415,759	(0.8)	12,238,246	12,327,850	(0.7)
ADSL		1,606,685		1,206,799	33.1	1,606,685	1,479,868	8.6
Digitalization	(%)	100.0		100.0	0.0 p.p.	100.0	100.0	0.0

Traffic
Local Pulses - Registered	(pul 000)	28,347,965		31,839,569	(11.0)	6,521,191	6,883,203	(5.3)
Local Pulses - Exceeding	(pul 000)	19,155,320		21,832,713	(12.3)	4,382,658	4,642,315	(5.6)
Domestic Long Distance 2/	(min 000)	13,028,925		14,135,983	(7.8)	3,207,408	3,192,437	0.5
International Long Distance	(min 000)	94,667		104,944	(9.8)	23,714	22,954	3.3
Monthly traffic per ALIS
Local	(pul)	192		214	(10.3)	178	186	(4.6)
DLD	(min)	88		95	(7.1)	87	86	1.2
ILD	(min)	0.6		0.7	(9.1)	0.6	0.6	4.1

Others
Employees		8,215		7,770	5.7	8,215	8,206	0.1
LIS per Employee 3/		1,670		1,744	(4.3)	1,670	1,679	(0.6)
Monthly Net Op. Revenue per ALIS	(R$)	99.1		96.6	2.5	102.6	98.8	3.8
Telephone Density (per 100 inh.)		29.9	4/	30.9	(1.0) p.p.	29.9	4/ 30.5	(0.6) p.p.

1/ Includes ISDN clients.
2/ Includes intra-state and inter-state traffic (fixed-to-fixed and fixed-to-mobile).
3/ End of period. Includes ADSL clients.
4/ Population: 40,512,798 (source IBGE - December 2006).

Results January – September 2006 - TELESP 26

TARIFFS - FIXED LINE SERVICES

LOCAL SERVICE TARIFFS
(in reais - including taxes)

Date	Installation Charge		Monthly Subscription Fee		Public Telephone		Local Pulse
		Residential	Non-residential	Trunk Line	Local Token	Credit

Jun 28, 2002	76.6	26.6	40.0	40.0	0.081	0.081	0.103
Jun 30, 2003	89.8	30.4	49.6	49.6	0.093	0.093	0.117
Sep 12, 2003 1/	69.7	31.1	46.9	46.9	0.095	0.095	0.120
Jul 02, 2004	64.2	33.5	50.4	50.4	0.102	0.102	0.129
Sep 01, 2004	73.1	34.5	54.4	54.4	0.105	0.105	0.133
Nov 01, 2004	82.1	35.6	58.3	58.3	0.108	0.108	0.137
Jul 03, 2005 2/	88.0	38.1	62.5	62.5	0.117	0.117	0.147

Jul 14, 2006	88.01	37.98	65.12	65.12	0.116	0.116	0.14672

DLD TARIFFS

(in reais - including taxes, per minute, normal rates, without discounts)

Date	D1	D2	D3	D4
	(up to 50km)	(50 to 100km)	(100 to 300km)	(over 300km)

Jun 28, 2002	0.108	0.173	0.237	0.347
Jun 30, 2003	0.124	0.198	0.272	0.397
Sep 12, 2003	0.127	0.203	0.278	0.382
Jul 02, 2004	0.133	0.213	0.292	0.400
Sep 01, 2004	0.144	0.230	0.316	0.397
Nov 01, 2004	0.155	0.248	0.340	0.394
Jul 03, 2005	0.155	0.248	0.340	0.414

Jul 20, 2006	0.143	0.221	0.310	0.414

INTERCONNECTION TARIFFS (in reais - including taxes, per minute, without discounts)

Date	Fixed-to-Fixed			Fixed-to-Mobile
	TU-RL	TU-RIU	VC-1	VC-2	VC-3

Feb 01, 2002	0.050	0.091	0.498	1.037	1.180
Feb 08, 2003 3/			0.5687-0.6360	1.265	1.439
Jun 30, 2003	0.058	0.114
Sep 12, 2003	0.052	0.102
Feb 11, 2004			0.6085-0.6805	1.354	1.540
Jul 02, 2004	0.047	0.106
Sep 01, 2004	0.049	0.112
Nov 01, 2004	0.052	0.118
Jun 12, 2005			0.65714 - 0.73486
Jul 03, 2005	0.045	0.121
Jan 01, 2006	0.036	0.095 (*)
Mar 31, 2006				1.462	1.663
Jul 14, 2006	0.035
Jul 20, 2006		0.10185 (*)
Jan 01, 2007	0.028

(*) Average of the 4 time-periods.

1/ Installation Charge was readjusted on October 04, 2003.

2/ Some services have differentiated tariff rates for the former CTBC concession area, such as: installation charge (R$71.59), monthly fee for non-residential and trunk lines (R$60.02), DLD (D1=R$0.150, D2=R$0.216, D3=R$0.308 and D4=R$0.459) . There are different tariffs within CETERP's region.

3/ From February 8, 2003 on, there are different tariffs for the several concession sectors where the calls are originated and terminated, according to the table approved by Anatel. Note a) On June 08, 2005, through Edict #50895, ANATEL (Agência Nacional de Telecomunicações) approved the tariff adjustment of the calls terminated in the Personal Mobile Service – SMP, with a variation of 7.99% for the VC1 calls throughout the entire concession area of Telesp, sectors 31, 32 and 34 of Region III. The readjustment of the VC1 calls was effective from June 12, 2005 on.

Note b) According to the renewal of the Concession Contract, the new interconnection rules in place from January 01, 2006 on are as follows: the TU-RL is limited to 50% of the value of the local minute; the TU-RIU is limited to 30% of the values of the level 4, considering the time period.

Note c) On March 28, 2006, through Edict #57109, ANATEL (Agência Nacional de Telecomunicações) approved a tariff adjustment of 7.99% for the long distance calls between fixed and mobile telephones (VC2 and VC3) throughout the entire concession area of Telesp, sectors 31, 32 and 34 of Region III. The readjustment was effective from March 31, 2006 on. Note d) On July 10 and July 14, 2006, through Edicts #59517 and #59665, ANATEL (Agência Nacional de Telecomunicações) approved the tariff adjustment of the Switched Fixed Telephony Service - STFC, according to the criteria established in the concession contracts for Local and Domestic Long Distance Services, effective from July 14, 2006 on for the Local Service from July 17, 2006 on for the Domestic Long Distance Service.

The following average readjustment were applied to the tariff baskets: Local: -0.38%; Long Distance: -2.73% .

Nota e) According with the renewal of the Concession Contract, the new interconnection rules valid from January 01, 2007 are as follows: The TU-RL tariff is limited to 40% of the local minute value.

Results January – September 2006 - TELESP 27

LOANS AND FINANCING
(in thousand of reais)

December 2006
	Currency	Interest Rate	Due Date	Short-term	Long-term	Total

Mediocrédito	US$	1.75%	2014	6,777.0	41,798.0	48,575.0
Loans in foreign currency			Until 2009	306,208.0	467,820.0	774,028.0
Loans in local currency	R$	130% of CDI rate	In 2006	1,041.0	0.0	1,041.0
Bonds	R$	103.5% of CDI rate	Until 2007	1,514,514.0	0.0	1,514,514.0

Total				1,828,540.0	509,618.0	2,338,158.0

COMPOSITION OF THE LOANS IN FOREIGN CURRENCY
(in thousand of reais)

		December 2006
Consolidated	Currency	Interest Rate	Principal	Interest	Balance

Resolution 2770	JPY	0,2757% - 5,7801%	214,909.0	209.0	215,118.0
Resolution 2770	US$	4.80%	267,561.0	22,140.0	289,701.0
Untied Loan - JBIC	JPY	Libor + 1,25%	267,178.0	2,031.0	269,209.0

CONSOLIDATED SCHEDULE OF LONG-TERM OBLIGATIONS

(in thousand of reais)

December 2006
Year	Amount

2008	385,191.0
2009	95,490.0
2010	6,431.0
From 2011 on	22,506.0

Total	509,618.0

Results January – September 2006 - TELESP 28

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	February 23, 2007	By:	/s/ Daniel de Andrade Gomes
		Name:	Daniel de Andrade Gomes
		Title:	Investor Relations Director